Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9991)

DATE OF BOARD MEETING

The board of directors of Baozun Inc. (the “Company”) will hold a board meeting on March 25, 2026 (Hong Kong time) for the purposes of, among others, approving our financial results and announcement for the fourth quarter and the full year ended December 31, 2025 (“Results”), which are prepared in accordance with the U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), and its publication. If approved, we will announce our Results on March 25, 2026 (Hong Kong time), before the opening of the U.S. market and after the trading hours of the Hong Kong market, on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and our website at www.baozun.com.

The earnings conference call will take place at 7:30 p.m. on March 25, 2026 (Hong Kong time). Our management will be on the call to discuss the Results.

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	65-3158-8715
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	7324098

A replay of the conference call may be accessible through April 1, 2026 by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	5635844

A live and archived webcast of the conference call will be available on the investor relations section of our website at http://ir.baozun.com.

The Company will further issue an announcement of its annual results for the fiscal year ended December 31, 2025 in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) on or before March 31, 2026, which are expected to be the same as the Results prepared in accordance with the U.S. GAAP and the applicable rules of the SEC, except for specific additional information required by the Hong Kong Listing Rules, together with a reconciliation of the Company’s annual results from U.S. GAAP to International Financial Reporting Standards.

By order of the Board Baozun Inc. Vincent Wenbin Qiu Chairman

Hong Kong, March 11, 2026

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*	for identification purposes only

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